FADE TO BLACK LLC

A DELAWARE LIMITED LIABILITY COMPANY

FINANCIAL STATEMENT AND INDEPENDENT AUDITOR'S REPORT

JUNE 26, 2024 (INCEPTION)

FADE TO BLACK LLC

TABLE OF CONTENTS



To the Managing Member of
Fade to Black, LLC
Los Angeles, CA

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statement of Fade to Black LLC (the "Company") which comprises the balance sheet as of June 26, 2024 (inception), and the related notes to the financial statement.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of June 26, 2024 (inception) in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statement section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statement, the Company has not generated revenues or profits, plans to incur significant expenses in pursuit of its capital financing plans and costs associated with its film production, and is reliant upon its managing member for continued funding of its operations or the ability obtain other capital financing. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statement does not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

In preparing the financial statement, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statement is available to be issued.

Artesian CPA, LLC

Auditor's Responsibilities for the Audit of the Financial Statement

Our objectives are to obtain reasonable assurance about whether the financial statement as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statement.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statement, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statement.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
November 23, 2024

FADE TO BLACK LLC
Balance Sheet
As of June 26, 2024 (Inception)

ASSETS	
Current assets:	
Cash and cash equivalents	$ -
Total current assets	-
Investments in production	7,000
Total assets	$ 7,000
LIABILITIES AND MEMBER'S DEFICIT	
Current liabilities:	
Due to related party	$ 7,285
Total liabilities	7,285
Member's deficit	(285)
Total liabilities and member's deficit	$ 7,000

See Independent Auditor’s Report and accompanying notes, which are an integral part of this financial statement.

FADE TO BLACK LLC
Notes to the Financial Statement
As of June 26, 2024 (Inception)

1. NATURE OF OPERATIONS

Fade to Black LLC (the "Company") is a limited liability company formed on June 26, 2024 (inception) under the laws of Delaware. The Company is a special purpose vehicle which was formed to produce a feature film currently entitled "FADE TO BLACK". The Company is headquartered in Los Angeles, California.

As of June 26, 2024 (inception), the Company had commenced planned principal operations and had not generated revenue. The Company's activities since inception have consisted of formation activities, capital raising activities, and principal operations which include the development and production of a feature film. Since principal operations have commenced, the Company will incur significant additional expenses. The Company is dependent upon additional capital resources for the ongoing costs of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

The Company is wholly owned by its parent, Legion M Entertainment, Inc., who serves as the Company's manager.

2. GOING CONCERN

The accompanying financial statement has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that plans to incur significant costs in pursuit of its capital financing plans and costs associated with its film production, and has not generated any revenues as of June 26, 2024 (inception). These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations. No assurance can be given that the Company will be successful in these efforts. The financial statement does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year is December 31.

Use of Estimates

The preparation of the Company's financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statement, and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company's assets and liabilities approximate their fair values.

Investments in Production

The Company has cost investments in productions. The fair value of these investments is dependent on the performance of the investee productions as well as volatility inherent in the external markets for these investments. In assessing the potential impairment of these investments, we consider these factors as well as the forecasted financial performance of the investee production and market values, where available. If these forecasts are not met or market values indicate an other-than-temporary decline in value, impairment charges may be required.

Filmed Entertainment and Production Costs

In accordance with ASC 926, "Entertainment—Films" ("ASC 926"), Filmed Entertainment costs include capitalized production costs, development costs, overhead and capitalized interest costs, net of any amounts received from outside investors. These costs, as well as participations, are recognized as operating expenses for each individual production based on the ratio that the current period's gross revenues for such production bear to management's estimate of its total remaining ultimate gross revenues. Marketing, distribution and general and administrative costs are expensed as incurred. The Company has set a minimum threshold of $1,000 before capitalizing the costs. Management bases its estimates of ultimate revenue for each production on a variety of factors, including: historical performance of similar productions, market research and the existence of future firm commitments. Management regularly reviews, and revises when necessary, its total revenue estimates on a title-by-title basis, which may result in a change in the rate of amortization and/or a write-down of the asset to fair value amount. Costs for productions not produced are written-off at the time the decision is made not to develop the story or after ten years.

Production costs are stated at the lower of unamortized cost or estimated fair value on a production basis. Revenue forecasts for productions are continually reviewed by management and revised when warranted by changing conditions. Results of operations in future years are dependent upon the amortization of production costs and may be significantly affected by periodic adjustments in amortization rates.

As a result, the Company's financial results fluctuate from period to period.

If estimates of ultimate revenues change with respect to a production, causing reductions in fair values, the Company may be required to write down all or a portion of the related unamortized costs of the production to its estimated fair value. No assurance can be given that unfavorable changes to revenue and cost estimates will not occur, which may result in significant write-downs affecting our results of operations and financial condition.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. To date, no revenue has been recognized.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation are expensed as incurred.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, a provision for income tax is not recorded in this financial statement. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with FASB ASC 740, "Income Taxes" for accounting for uncertainty in income taxes recognized in a Company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statement. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Recently Adopted Accounting Pronouncements

Upon inception, the Company adopted FASB ASU No. 2019-02, Improvements to Accounting for Costs of Films and License Agreements for Program Materials. The adoption of ASU 2019-02 has had no material impact on the Company's financial position, results of operations or cash flows.

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016- 02, *Leases (Topic 842)*. This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company adopted this ASU effective on inception and it did not have any effect on its financial statement.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statement. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4. RELATED PARTY TRANSACTIONS

Prior to June 26, 2024 (inception), the Company incurred $7,000 for casting and production costs, which were capitalized as investments in production. The Company incurred an additional $285 in filing fees. All costs were paid by Legion M Entertainment, Inc., a related party, on the Company's behalf. These advances are non-interest bearing and are payable on demand.

From October 2024 to November 23, 2024, Legion M initially funded the Fade to Black, LLC bank account in the amount of $1,000,000, which is reimbursable once the project is funded. See Note 7.

5. MEMBER'S DEFICIT

Fade to Black, LLC is wholly owned by Legion M Entertainment, Inc. and 100% of the member's equity/(deficit) belongs to Legion M Entertainment, Inc. The Company is authorized to issue membership interests to non-managing members. Distributions are to be paid 100% to the managing member, except as outlined in investment contracts with non-managing members.

No capital has been contributed to the Company as of June 26, 2024 (inception).

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

6. COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

7. SUBSEQUENT EVENTS

Management has evaluated subsequent events through November 23, 2024, the date the financial statement was available to be issued. Based on the evaluation, no additional material events were identified which require adjustment or disclosure.

From October 2024 to November 23, 2024, Legion M initially funded the Fade to Black, LLC bank account in the amount of $1,000,000, which is reimbursable once the project is funded.

The Company raised $115,000 in equity from Regulation D investments under private investments. The equity investments ("Equity Investment") shall carry a 20% premium (the "Premium"); both the Equity Investment and the Premium shall be paid out of the waterfall described below. Backend revenue shall derive from equity investor's share of the "Equity Investor Backend" (defined as 50% of 100% of all available backend (defined as "Investor's Net Profits" in the waterfall)) on a pro rata, pari passu basis with other equity investors to be paid in perpetuity and in accordance with the collection account management agreement ("CAMA") for the Picture (defined below). For example and for the purpose of clarity, if investor's investment amount is $10,000 on a budget of $3,000,000, then investor will be entitled to recoup $10,000 + 20% = $12,000 total recoupment + 33.33% of 50% of the backend (which would be the investor's share of equity investor backend on a pro rata, pari passu basis for a $3,000,000 budget fully financed by equity).

Operative waterfall of Fade to Black (the "Picture")

All revenue derived from the exploitation of the Picture (and/or any rights therein and/or elements thereof), and all ancillary rights thereof (including so-called "rights payments" (fixed and contingent) to be negotiated on an arm's length basis for the derivative rights to the Picture, but, for the avoidance of doubt, excluding any other revenue from the exploitation of any derivative productions), from all sources and in any and all media now known or hereafter devised, throughout the world, in perpetuity ("Collected Gross Receipts") shall be disbursed in the following order and priority on a cumulative and continuing basis (to the extent said amounts have not already been paid or repaid from any other source, in which case the relevant party or company shall as soon as reasonably possible notify the collection agent of such occurrence, or, with respect to residuals, such residuals have been paid through some other source as notified to the collection agent in writing by the guilds):

First, to the collection agent in payment of its remuneration and expenses as outlined in the CAMA; and thereafter to fund a customary "residuals set-aside" (as such term is customarily defined in customary collection account management agreements); and thereafter towards the payment of any customary "additional union payments" (as such term is customarily defined in customary collection account management agreements), if any; and thereafter to the sales agent(s) for payment of their respective sales fees, and any actual, verifiable, reasonable, customary, third party, out-of-pocket sales expenses, delivery expenses, marketing expenses, and if applicable, a market overhead charge, and thereafter as a reserve to Company not to exceed $15,000 per year, for actual, verifiable, third-party tax and corporate maintenance, provided such reserve shall be liquidated annually; and thereafter if applicable, to debt lenders in payment of any principle or interest due on any applicable loan against the Picture, tax credit loan, or if in the case of a tax credit shortfall, to repay such shortfall to the tax credit lender; and thereafter if applicable, on a pro rata and pari passu basis, to the budgeted line item deferments by the writers, director and producers (as applicable); and thereafter to the equity financiers on a pro rata, pari passu basis, in payment of the equity investments, plus contractual returns thereon; and thereafter on a pro rata and pari passu basis, to the third-party talent deferments, if any; and thereafter to actors, as applicable, for their streaming or box office bonuses, which are applicable against their Net Profits (as defined below); and thereafter the remaining balance shall be considered "Net Profits" and shall be allocated as follows:

a. 50% shall be deemed the "financier pool" and shall be paid to equity financiers and allocated on a pro rata, pari passu basis on the basis of their respective investment amounts; and

b. 50% shall be deemed the "producer pool" and shall be allocated on a pro rata, pari passu basis to the parties entitled thereto.

The Company secured $925,000 in short term debt, subject to meeting various conditions, and includes interest and fees in the amount of $198,000, of which $50,000 will be converted into equity and $148,000 in interest will be due September 2025. The first bridge loan is due February 26, 2025, in the amount of $500,000. If the bridge loan is not fully repaid by the 120th day after the initial funding, then the bridge loan shall accrue interest against any then-unpaid outstanding principal at the interest rate of 20% per annum for the period between 120 days after initial funding, not to exceed 180 days from the initial funding. The notes bear interest at rates between 12%-16%. $500,000 of the notes are convertible into stock in Legion M Entertainment, Inc. if and upon a default event at a 50% premium. The notes are subject to various security provisions, including collateralization against all assets of the Company, the Company's equity raise proceeds, tax credits, project revenues, and various other rights.

The Company secured $500,000 in short-term debt from third-parties in which the terms have not been finalized. The Company has received the funds and are in negotiation with the respective third-parties on the structuring of the repayment terms.

The feature film currently titled "FADE TO BLACK" began production in October 2024 with an estimated finish date of January 2025.